UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

203900 10 5

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203900 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul N. Hanson Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 104,750.439

	6.	Shared Voting Power 1,411

	7.	Sole Dispositive Power 104,750.439

	8.	Shared Dispositive Power 1,411

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,161.439

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.27%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 203900 10 5

Item 1.
	(a)	Name of Issuer Communications Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10900 Red Circle Drive Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing Paul N. Hanson
	(b)	Address of Principal Business Office or, if none, Residence 10900 Red Circle Drive Minnetonka, MN 55343
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 203900 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 203900 10 5

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Hanson beneficially owns 106,161.439 shares of the outstanding common stock of the Issuer, which includes:  (i) 81,669 shares of common stock owned by Mr. Hanson individually; (ii) 23,081.439 shares of the Issuer held by Mr. Hanson through the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”); and (iii) 1,411 shares owned by Mr. Hanson’s spouse.  Mr. Hanson is a trustee of the CSI ESOP.  As of December 31, 2009, the CSI ESOP held 559,501 shares of the Issuer based on figures provided by CSI.  Mr. Hanson disclaims any beneficial ownership of the shares of the Issuer owned by his spouse and disclaims beneficial ownership of any shares of the Issuer held by the CSI ESOP in excess of the shares allocated to his CSI ESOP account, which totaled 23,081.439 shares.

(b)

Percent of class:

1.27% based on 8,347,701 shares of the Issuer’s common stock outstanding (on average) for the three month period ending September 30, 2009 as reported in the Issuer’s Form 10-Q filed November 12, 2009 and including all 106,161.439 shares that could be deemed to be beneficially owned by Mr. Hanson.  If all shares held by the CSI ESOP allocated to accounts other than that of Mr. Hanson were included in the number of shares beneficially owned by Mr. Hanson, Mr. Hanson would hold 642,581 shares of the Issuer, or 7.70% based on 8,347,701 shares of the Issuer’s common stock outstanding (on average) for the three month period ending September 30, 2009 as reported in the Issuer’s Form 10-Q filed November 12, 2009.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 104,750.439
(ii) Shared power to vote or to direct the vote: 1,411 (does not include an aggregate of 536,419.561 shares of the Issuer held by the CSI ESOP and allocated to accounts other than that of Mr. Hanson)
(iii) Sole power to dispose or to direct the disposition of: 104,750.439
(iv)

Shared power to dispose or to direct the disposition of:

1,411 (does not include an aggregate of 536,419.561 shares of the Issuer held by the CSI ESOP and allocated to accounts other than that of Mr. Hanson)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 203900 10 5

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2010
Date
/s/ Paul N. Hanson
Signature
Paul N. Hanson
Name/Title